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Exhibit 99.(a)(1)(C)

NOTICE OF OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
TELLABS, INC.,
a Delaware corporation,
at
$2.45 Net Per Share in Cash
Pursuant to the Offer to Purchase dated November 1, 2013
by
BLACKHAWK MERGER SUB INC.,
a wholly owned subsidiary of
BLACKHAWK HOLDING VEHICLE LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME,
ON DECEMBER 2, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED
(SUCH DATE AND TIME, AS IT MAY BE EXTENDED OR EARLIER TERMINATED,
THE "EXPIRATION TIME").

November 1, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been engaged by Blackhawk Merger Sub Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Blackhawk Holding Vehicle LLC, a Delaware limited liability company ("Parent"), to act as the information agent (the "Information Agent") in connection with Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Tellabs, Inc., a Delaware corporation (the "Company"), as of the Expiration Time at a price of $2.45 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2013 (the "Offer to Purchase"), and in the related Letter of Transmittal enclosed herewith (the "Letter of Transmittal" and together with the Offer to Purchase and other related materials, each as it may be amended or supplemented from time to time, the "Offer"). Parent and Purchaser are affiliates of Marlin Equity III, L.P., Marlin Equity IV, L.P. and Marlin Management Company, LLC (d/b/a Marlin Equity Partners). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

        For your information and for forwarding to your clients for whom you hold in street name Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

  1.
  the Offer to Purchase;

  2.
  the Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, which includes an IRS Form W-9 and the instructions thereto and provides information relating to backup withholding of U.S. federal income tax;

  3.
  a form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

  4.
  a return envelope addressed to Computershare Trust Company, N.A. (the "Depositary") for your use only.

        We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on December 2, 2013, unless the Offer is extended or earlier terminated. Except as otherwise described in Section 4 of the Offer to Purchase, previously tendered Shares may be withdrawn at any time until the Offer has expired.

        Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

There is no procedure for guaranteed delivery in the Offer and, therefore, tenders must be received by the Expiration Time.

        The Offer is being made pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated October 18, 2013, by and among Purchaser, Parent and the Company. The Merger Agreement provides that after the consummation of the Offer and the satisfaction or waiver of the conditions thereto, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing after the Merger as the surviving corporation and a wholly owned subsidiary of Parent.

        After careful consideration, the Company's board of directors has unanimously (i) adopted and declared advisable the Merger Agreement and the Merger and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger, each on the terms and subject to the conditions set forth in the Merger Agreement; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger; (iii) determined that, on the terms and subject to the conditions set forth in the Merger Agreement, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the Company and its stockholders; and (iv) recommended that, subject to the terms and conditions of the Merger Agreement, the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

        In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary and either (A) the share certificates evidencing tendered Shares must be received by the Depositary or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase and a Book-Entry Confirmation (as defined in the Offer to Purchase) must be received by the Depositary (provided, in the case of direct registration Shares, neither (A) nor (B) will be required), in each case prior to the Expiration Time.

        Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from the undersigned Information Agent at the address and telephone number below.

                      Very truly yours,

                      MacKenzie Partners, Inc.

        Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent, Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer, other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or

Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com

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  Exhibit 99.(a)(1)(C)